                     THIRD AMENDMENT TO AMENDED AND RESTATED
                           LOAN AND SECURITY AGREEMENT
                           ---------------------------


     THIS THIRD AMENDMENT TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (the "Amendment") is made effective as of the 24th day of May, 2001, by and among NOBEL LEARNING COMMUNITIES, INC. ("Nobel"), MERRYHILL SCHOOLS, INC. ("Merryhill"), NEDI, INC. ("NEDI"), MERRYHILL SCHOOLS NEVADA, INC. ("Merryhill Nevada"), PALADIN ACADEMY, L.L.C., formerly known as Nobel Learning Solutions, L.L.C. ("Paladin"), NOBEL EDUCATION DYNAMICS FLORIDA, INC. ("Nobel Florida"), THE ACTIVITIES CLUB, INC. ("TAC"), HOUSTON LEARNING ACADEMY, INC. ("Houston"), NOBEL SCHOOL MANAGEMENT SERVICES, INC. ("Nobel Management"), NOBEL LEARNING TECHNOLOGIES, INC. ("Nobel Technologies") (jointly and severally, the "Borrowers"), FLEET NATIONAL BANK, as successor by merger to Summit Bank, as Agent ("Agent") and the Lenders named on the signature pages hereto (collectively, the "Lenders").


                                  BACKGROUND
                                  ----------

     A. Nobel, Merryhill, NEDI, Merryhill Nevada, Paladin, Nobel Florida, TAC and Agent are parties to that certain Amended and Restated Loan and Security Agreement dated March 9, 1999, as amended by (i) that certain First Amendment to Amended and Restated Loan and Security Agreement dated December 17, 1999, and
(ii) that certain Second Amendment to Amended and Restated Loan and Security Agreement dated May 24, 2000 (as amended, the "Loan Agreement").

     B. Pursuant to that certain Stock Purchase Agreement dated as of September 9, 1999 by and among the Spyros and Marian G. Catechis Charitable Remainder Unitrust and Spyros Catechis (being the sole shareholders of Houston), Stresa, Inc. (d/b/a Educational Options), and Nobel, Nobel acquired the stock of Houston.

     C. Pursuant to a Certificate of Dissolution of Imagine Educational Products, Inc., filed with the State of Delaware on March 24, 2000, Imagine Educational Products, Inc. was dissolved and no longer conducts business.

     D. Pursuant to (i) Articles of Merger of Lake Forest Park Montessori School, Inc. into Merryhill School, Inc., filed with the State of Washington and
(ii) a Certificate of Ownership and Merger merging Lake Forest Park Montessori School, Inc. (subsidiary corporation) into Merryhill Schools, Inc., filed with the State of California, each of which was effective on December 29, 2000, Lake Forest Park Montessori School, Inc. was merged with and into Merryhill, with Merryhill being the surviving corporation.

     E. On April 20, 2000, Nobel Management was formed as an additional subsidiary of Nobel.

     F. On December 27, 1999, Nobel Technologies was formed as an additional subsidiary of Nobel.

     G. Borrowers, Agent and Lenders desire to further amend the Loan Agreement in accordance with the terms and conditions hereof.

     H. Capitalized terms used herein and not otherwise defined shall have the meanings provided for such terms in the Loan Agreement.

     NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

     1. Assignment to Lenders. Contemporaneously with the execution of this Amendment, Agent, Fleet National Bank, as a Lender, and each of the other Lenders have entered into certain Assignment and Acceptance Agreements pursuant to which Fleet National Bank, as a Lender, has assigned to each other Lender, and each such other Lender has accepted, a Pro Rata Share of each of the Loans, all as more fully described in the respective Assignment and Acceptance Agreements.

     2. Additional Borrowers. From and after the date hereof, Houston, Nobel Management and Nobel Technologies shall each be a "Borrower" under the Loan Agreement and shall be bound by all the representations, warranties, terms, conditions, covenants, agreements and waivers thereof and thereunder with the same force and effect as if each were originally a party thereto. All references to Borrower or Borrowers in the Loan Agreement and the other Loan Documents shall hereafter be deemed to include, without limitation, Houston, Nobel Management and Nobel Technologies.

     3. Security. As security for the full and timely payment and performance of all Lender Indebtedness, Houston, Nobel Management and Nobel Technologies each hereby grants to Agent, for the pro rata benefit of Lenders, a security interest in all of the following:

          a. All of such Borrower's present and future accounts, contract rights, chattel paper, instruments and documents and all other rights to the payment of money whether or not yet earned, for services rendered or goods sold, consigned, leased or furnished by such Borrower or otherwise, together with (i) all goods (including any returned, rejected, repossessed or consigned goods), the sale, consignment, lease or other furnishings of which shall be given or may give rise to any of the foregoing, (ii) all of such Borrower's rights as a consignor, consignee, unpaid vendor or other lien or in connection therewith, including stoppage in transit, set-off, detinue, replevin and reclamation, (iii) all general intangibles related thereto, (iv) all guaranties, mortgages, security interests, assignments, and other encumbrances on real or personal property, leases and other agreements or property securing or relating to any accounts, (v) choses-in-action, claims and judgments, (vi) any return or unearned premiums, which may be due upon cancellation of any insurance policies, and (vii) all products and proceeds of any of the foregoing.

          b. All of such Borrower's present and future inventory (including but not limited to goods held for sale or lease or furnished or to be furnished under contracts for service, raw materials, work-in-process, finished goods and goods used or consumed in such Borrower's business) whether owned, consigned or held on consignment, together with all merchandise, component materials, supplies, packing, packaging and shipping materials, and all returned, rejected or repossessed goods sold, consigned, leased or otherwise furnished by such Borrower and all products and proceeds of any of the foregoing.

          c. All of such Borrower's present and future general intangibles (including but not limited to tax refunds and rebates, manufacturing and processing rights, designs, patent rights and application therefor, trademarks and registration or applications therefor, tradenames, brand names, logos, inventions, copyrights and all applications and registrations therefor), licenses, permits, approvals, software and computer programs, license rights, royalties, trade secrets, methods, processes, know-how, formulas, drawings, specifications, descriptions, label designs, plans, blueprints, patterns and all memoranda, notes and records with respect to any research and development, and all products and proceeds of any of the foregoing.

          d. All of such Borrower's present and future machinery, equipment, furniture, fixtures, motor vehicles, tools, dies, jigs, molds and other articles of tangible personal property of every type together with all parts, substitutions, accretions, accessions, attachments, accessories, additions, components and replacements thereof, and all manuals of operation, maintenance, or repair, and all products and proceeds of any of the foregoing.

          e. All of such Borrower's present and future general ledger sheets, files, records, customer lists, books of account, invoices, bills, certificates or documents of ownership, bills of sale, business papers, correspondence, credit files, tapes, cards, computer runs and all other data and data storage systems whether in the possession of such Borrower or any service bureau.

          f. All letters of credit now existing or hereafter issued naming such Borrower as a beneficiary or assigned to such Borrower, including the right to receive payment thereunder, and all documents and records associated therewith.

          g. All deposits, funds, instruments, documents, policies and evidence and certificates of insurance, securities, chattel paper and other assets of such Borrower or in which such Borrower has an interest and all proceeds thereof, now, or at any time hereafter on deposit with or in the possession or control of any Lender or owing by any Lender to such Borrower or in transit by mail or carrier to any Lender or in the possession of any other Person acting on any Lender's behalf, without regard to whether such Lender received the same in pledge, for safekeeping, as agent for collection or otherwise or whether such Lender has conditionally released the same, and in all assets of such borrower in which any Lender now has or may at any time hereafter obtain a lien, mortgage, or security interest for any reason.

          h. All of such Borrower's right, title and interest in and to the ownership interest of any other Borrower owned by such Borrower, together with all cash, stock, dividends, distributions or other property paid in connection therewith; all securities received in addition to or in exchange for such ownership interest; all subscription rights with respect to such securities; any other distribution in respect of such securities in any form; and the proceeds thereof. All such securities shall be freely assignable and transferrable to Agent (subject to any applicable securities laws), and shall be accompanied by such pledge agreements and blank transfer powers with signatures guaranteed as Agent may require.

          i. All of such Borrower's investment property and financial assets and all proceeds thereof.

     4. Pledge of Interest. As further security for the full and timely payment of all Lender Indebtedness, Nobel shall grant to Agent for the pro rata benefit of Lenders a security interest in all stock of Houston, Nobel Management and Nobel Technologies held by Nobel. In connection therewith, Nobel shall execute and deliver to Agent all such documents as Agent may require including, without limitation, the original of all certificates evidencing such stock. The term "Collateral", as used in the Loan Agreement, shall hereafter be deemed to include, without limitation, all of the additional security described in this Amendment.

     5. Definitions.

          (a) The following Sections of Article 1 of the Loan Agreement are amended to read, in their entirety, as follows:

               (i) "Floating Rate Margin" shall mean one of the following margins determined based on the ratio of Borrowers' Total Funded Indebtedness to EBITDA from time to time:

                  Ratio of Total Funded Indebtedness             Floating Rate
                           to EBITDA                                 Margin
          -----------------------------------------------            ------
          greater than or equal to 3.5 to 1.0                   100 basis points

          less than 3.5 to 1.0, but greater than or equal
             to 3.0 to 1.0                                       75 basis points

          less than 3.0 to 1.0, but greater than or equal
             to 2.50 to 1.0                                      50 basis points

          less than 2.5 to 1.0, but greater than or equal
             to 2.0 to 1.0                                       25 basis points

          less than 2.0 to 1.0, but greater than or equal
             to 1.5 to 1.0                                        0 basis points

          less than 1.5 to 1.0                                  -25 basis points

               The Floating Rate Margin shall be determined on a quarterly basis upon the receipt, review and approval by Agent of Borrowers' financial statements for such quarter, which financial statements shall include, inter alia, a calculation of Borrowers' Total Funded Indebtedness to EBITDA as of the end of such quarter. Any change in the Floating Rate Margin shall be effective on the date of receipt of the foregoing financial statements. If Borrowers fail to deliver to Agent the foregoing financial statements, the Floating Rate Margin shall be highest margin set forth above.

               (ii) "Lender Indebtedness" shall mean all obligations and Indebtedness of each Borrower to Agent or any Lender, whether now or hereafter owing or existing, including, without limitation, all obligations under the Loan Documents, all obligations to reimburse Agent or any Lender for payments made by such party pursuant to any letter of credit issued for the account or benefit of any Borrower, all obligations of any Borrower to any Lender in connection with any hedge, rate swap or similar agreement, all other obligations or undertakings now or hereafter made by or for the benefit of any Borrower to or for the benefit of Agent or any Lender under any other agreement, promissory note or undertaking now existing or hereafter entered into by any Borrower with Agent or any Lender, including, without limitation, all obligations of any Borrower to Agent or any Lender under any guaranty or surety agreement and all obligations of any Borrower to immediately pay to Agent or any Lender the amount of any overdraft on any deposit account maintained with Agent or any Lender, together with all interest and other sums payable in connection with any of the foregoing.

               (iii) "LIBOR Rate" shall mean for any proposed or existing portion of the Loans, the sum of (a) that rate of interest for the applicable Rate Period which is determined by Agent to be the rate per annum obtained by dividing (the resulting quotient to be rounded upward to the nearest 1/100 of 1%) (i) the rate of interest estimated in good faith by Agent in accordance with its usual procedures (which determination shall be conclusive) to be the average of the rates per annum for deposits in United States dollars offered to major money center banks in the London interbank marked at approximately 11:00 a.m., London time, two (2) Good Business Days prior to the first day of such Rate Period in amounts comparable to such portion (or, if there are no such comparable amounts actively traded, the smallest amounts actively traded) and have maturities comparable to such Rate Period, by (ii) a number equal to 1.00 minus the LIBOR Rate Reserve Percentage for such day, plus (b) the LIBOR Rate Margin.

               (iv) "LIBOR Rate Margin" shall mean one of the following margins determined based on the ratio of Borrowers' Total Funded Indebtedness to EBITDA from time to time:

                  Ratio of Total Funded Indebtedness               LIBOR Rate
                           to EBITDA                                 Margin
          -----------------------------------------------            ------
          greater than or equal to 3.5 to 1.0                   275 basis points

          less than 3.5 to 1.0, but greater than or equal
             to 3.0 to 1.0                                      250 basis points

          less than 3.0 to 1.0, but greater than or equal
             to 2.50 to 1.0                                     225 basis points

          less than 2.5 to 1.0, but greater than or equal
             to 2.0 to 1.0                                      200 basis points

          less than 2.0 to 1.0, but greater than or equal
             to 1.5 to 1.0                                      175 basis points

          less than 1.5 to 1.0                                  150 basis points




               The LIBOR Rate Margin shall be determined on a quarterly basis upon the receipt, review and approval by Agent of Borrowers' financial statements for such quarter, which financial statements shall include, inter alia, a calculation of Borrowers' Total Funded Indebtedness to EBITDA as of the end of such quarter. Any change in the LIBOR Rate Margin shall be effective on the date of receipt of the foregoing financial statements. If Borrowers fail to deliver to Agent the foregoing financial statements, the LIBOR Rate Margin shall be highest margin set forth above.

               (v) "Permitted Acquisitions" shall mean (i) an acquisition by any Borrower in which the purchase price or assets (personal or real) being acquired is less than Two Million Five Hundred Thousand Dollars ($2,500,000.00); provided that, the purchase price or assets (personal or real) will not exceed $5,000,000 in the aggregate during any fiscal year, and provided further that, Borrowers shall have given Agent prior written notice of such acquisition, containing such detail as Agent may reasonably require, including without limitation, evidence, in form and content acceptable to Agent, that the consummation of such acquisition will not result in an Event of Default, and (ii) such other acquisitions which have otherwise been consented to by the Required Lenders in writing. Notwithstanding the foregoing, no Borrower will be permitted to consummate a Permitted Acquisition after the occurrence and during the continuance of an Event of Default.

               (vi) "Rate Period" shall mean, for any portion of the Loans for which the Borrowers elect the LIBOR Rate, the period of time for which such rate shall apply to such principal portions.

               (vii) "Required Lenders" means, at any time, Lenders holding Pro Rata Percentages aggregating at least 66-2/3% of the total Pro Rata Percentages at such time, provided however, at such time as the Lenders are comprised of only two financial institutions the term "Required Lenders" shall mean the consent and agreement of both Lenders.

          (b) The following defined terms are added to Article 1 of the Loan Agreement in their proper alphabetical order:

          "Adjusted Leverage Ratio" means the ratio of (a) the sum of (i) Lender Indebtedness, plus (ii) Subordinated Indebtedness, plus (iii) the Rent Load, to (b) the sum of (i) EBITDA, plus (ii) the Annual Rent Expense. For purposes of calculating the Adjusted Leverage Ratio, (i) the defined term "Rent Load" shall equal, as of any date, the present value, discounted at an interest rate of 10%, of eight annual payments (commencing one year after such date), each equal to the Annual Rent Expense for the twelve month period ended on such date, and (ii) the defined term "Annual Rent Expense" shall mean, for any twelve month period, the aggregate rent expense of Borrowers for such period with respect to the real estate leased by Borrowers.


          "Applicable Percentage" shall mean one of the following margins determined based on the ratio of Borrowers' Total Funded Indebtedness to EBITDA from time to time:



                  Ratio of Total Funded Indebtedness               Applicable
                           to EBITDA                                 Margin
          -----------------------------------------------            ------
          greater than or equal to 3.5 to 1.0                    50 basis points

          less than 3.5 to 1.0, but greater than or equal
             to 3.0 to 1.0                                       50 basis points

          less than 3.0 to 1.0, but greater than or equal
             to 2.50 to 1.0                                    37.5 basis points

          less than 2.5 to 1.0, but greater than or equal
             to 2.0 to 1.0                                     37.5 basis points

          less than 2.0 to 1.0, but greater than or equal
             to 1.5 to 1.0                                       25 basis points

          less than 1.5 to 1.0                                   25 basis points

               The Applicable Percentage shall be determined on a quarterly basis upon the receipt, review and approval by Agent of Borrowers' financial statements for such quarter, which financial statements shall include, inter alia, a calculation of Borrowers' Total Funded Indebtedness to EBITDA as of the end of such quarter. Any change to the Applicable Percentage shall be effective on the date of receipt of the foregoing financial statements. If Borrowers fail to deliver to Agent the foregoing financial statements, the Applicable Percentage shall be the highest such level set forth above.

     6. Working Capital Contract Period. Section 3.1 of the Loan Agreement is amended as follows:

          (a) By amending the term "Working Capital Contract Period" to mean the period through May 1, 2004.

          (b) By adding the following as Section 3.1(c):

               "3.1(c) Provided that no Event of Default (or an event which would, upon the giving of notice or passage of time or both, constitute an Event of Default) shall have occurred, Borrowers shall have the option, exercisable one time, to extend the Working Capital Contract Period through and including May 1, 2005 (the "Extension Option") if agreed to by Lenders at their sole discretion. If Borrowers desire to exercise the Extension Option, Borrowers must deliver written notice thereof to Agent and Lenders on or before May 1, 2002, which notice, once delivered, shall be irrevocable."

     7. Acquisition Credit Facility. Section 3.3 of the Loan Agreement is amended to read, in its entirety, as follows:

          "3.3 Acquisition Credit Facility.

               (a) Each Lender shall establish for Borrowers for and during the period from the date hereof and until May 1, 2003 ("Acquisition Credit Facility Advance Period"), subject to the terms and conditions hereof, a revolving acquisition credit facility, pursuant to which Lenders will from time to time in accordance with their respective Pro Rata Percentage, severally and not jointly, make advances to Borrowers in an aggregate amount not exceeding at any time Fifteen Million Dollars ($15,000,000.00) (the "Acquisition Credit Facility"). Within the limitations set forth in this Agreement, Borrowers may borrow, repay and reborrow under the Acquisition Credit Facility. The Acquisition Credit Facility shall be subject to all the terms and conditions set forth in the Loan Documents, which terms and conditions are incorporated herein. Borrowers' obligation to repay the loans and other extensions of credit under the Acquisition Credit Facility shall be evidenced by Borrowers' promissory notes delivered to each Lender, which shall be in the respective principal amounts of each Lenders' Pro Rata Share of the Acquisition Credit Facility and which shall be in the form attached hereto as Exhibit "D" (collectively, the "Acquisition Credit Facility Notes").

               (b) Subject to the terms and conditions of this Agreement, each Lender agrees to lend to Borrowers the amount equal to such Lender's respective Pro Rata Percentage of each advance requested by Borrowers under the Acquisition Credit Facility. The outstanding amount of advances by each Lender shall not exceed such Lenders' Pro Rata Share of the Acquisition Credit Facility (as such amount may change from time to time in accordance with the terms of this Agreement).

               (c) On or before May 1, 2002, Borrowers may, by written notice to Agent not less than thirty (30) days prior to such date, elect, exercisable one time, to convert any or all of the then outstanding principal balance under the Acquisition Credit Facility to an Acquisition Credit Facility Term Loan. If Borrowers elect an Acquisition Credit Facility Term Loan, the amount available to be borrowed under the Acquisition Credit Facility during the balance of the Acquisition Credit Facility Advance Period shall be permanently reduced by an amount equal to such Acquisition Credit Facility Term Loan. On or before May 1, 2003, all sums outstanding under the Acquisition Credit Facility which have not previously been converted to an Acquisition Credit Facility Term Loan shall, on such date, be converted to an Acquisition Credit Facility Term Loan and, thereafter, no further advances shall be permitted under the Acquisition Credit Facility."

     8. Letters of Credit. Section 3.8(a) of the Loan Agreement is amended to read, in its entirety, as follows:

          "(a) Issuing Bank may issue for the account of Borrowers under the Working Capital Credit Facility A commercial, documentary, automatically renewable or standby letters of credit in form and content satisfactory to Issuing Bank, at its sole discretion, with a term not to exceed the earlier to occur of (i) twenty-four (24) months, or (ii) the expiration date of the Working Capital Contract Period. Notwithstanding the foregoing, at no time shall the (x) aggregate face amount of all outstanding letters of credit issued under Working Capital Credit Facility A exceed the amount of Three Million Dollars ($3,000,000.00); and (y) principal balance of Working Capital Credit Facility A, plus the aggregate face amount of all outstanding letters of credit issued under Working Capital Credit Facility A exceed the amount of the loans and extensions of credit then available to Borrowers under Working Capital Credit Facility A pursuant to Section 3.1 above."

     9. Term Loan.

          (a) The outstanding principal balance under the Term Loan as of the date hereof is Eight Million Four Hundred Thirty-Seven Thousand Five Hundred Dollars ($8,437,500.00) (the "Current Term Loan Balance"). The outstanding principal balance as of the date hereof under Working Capital Credit Facility A is Five Million Four Hundred Sixty-Two Thousand Seven Hundred Fifty-Six Dollars ($5,462,756.00) and under Working Capital Credit Facility B is Two Million Two Hundred Sixty-Five Thousand Seven Hundred Eighty and 12/100 Dollars ($2,265,780.12) (collectively, the "Working Capital Loan Balances"). Borrowers have requested that Lenders term-out a portion of the Working Capital Loan Balances in an aggregate amount equal to Six Million Five Hundred Sixty-Two Thousand Five Hundred Dollars ($6,562,500.00) (the "Additional Term-Out Loan"). The Additional Term-Out Loan shall constitute a term-out of a portion of the currently existing outstanding principal balance of Working Capital Credit Facility A and Working Capital Credit Facility B. After extension of the Additional Term-Out Loan, the existing outstanding principal balance of Working Capital Credit Facility A shall equal $337,244.00 and Working Capital Credit Facility B shall equal $1,166,036.12, respectively. From and after the date hereof, the term "Term Loan" as defined in the Loan Agreement shall mean a loan from Lenders to Borrowers inclusive of the Current Term Loan Balance and the Additional Term-Out Loan.

          (b) Upon full execution and delivery of this Agreement and each of the other documents required to be executed and delivered hereunder, each Lender shall, severally and not jointly, convert the applicable portions of the Working Capital Loan Balances to such Lender's Pro Rata Share of the Additional Term-Out Loan.

          (c) Contemporaneously with the execution hereof, Borrowers shall deliver to each Lender a Term Note (or an Amended and Restated Term Note) in the respective principal amount of each such Lender's Pro Rata Share of the Term Loan.

     10. Interest on Working Capital Credit Facility B. Section 5.2 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.2 Working Capital Credit Facility B. Interest on the unpaid principal balance of Working Capital Credit Facility B will accrue at one of the two (2) interest rate options set forth below, subject to the restrictions and in accordance with the procedures set forth in this
     Agreement:

               (a) LIBOR Rate; or

               (b) Floating Rate."

     11. Interest on Acquisition Credit Facility. Section 5.3 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.3 Acquisition Credit Facility. Interest on the unpaid principal balance of the Acquisition Credit Facility will accrue at one of the two
     (2) interest rate options set forth below, subject to the restrictions and in accordance with the procedures set forth in this Agreement:

               (a) LIBOR Rate; or

               (b) Floating Rate."

     12. Interest on Term Loan. Section 5.4 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.4 Term Loan. Interest on the unpaid principal balance of the Term Loan will accrue at one of the two (2) interest rate options set forth below, subject to the restrictions and in accordance with the procedures set forth in this Agreement:

               (a) LIBOR Rate; or

               (b) Floating Rate."

     13. Request for LIBOR Rate. Section 5.5 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.5 Request for LIBOR Rate. If the Borrowers desire that all or part of the outstanding principal balance under the Loans accrue interest at the LIBOR Rate, Borrowers shall give Agent a LIBOR Rate Notification. Upon delivery by Borrowers to Agent of a LIBOR Rate Notification, that portion of the principal balance outstanding under the Loans identified in such LIBOR Rate Notification shall accrue interest at the LIBOR Rate as follows:
     (a) with respect to the principal amount of any new advance under the Loans, from the date of such advance until the end of the Rate Period specified in such LIBOR Rate Notification; and/or (b) with respect to all or any portion outstanding and accruing interest at another LIBOR Rate at the time of the LIBOR Rate Notification related to such principal amount, from the expiration of the then current Rate Period related to such principal amount until the end of the Rate Period specified in such LIBOR Rate Notification; and/or (c) with respect to all or any portion of the principal amount outstanding and accruing interest at the Floating Rate at the time of the LIBOR Rate Notification related to such principal amount, from the date set forth in such LIBOR Rate Notification until the end of the Rate Period specified in such LIBOR Rate Notification."

     14. Certain Provisions Regarding LIBOR. Section 5.6 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.6 Certain Provisions Regarding LIBOR Rates. Borrowers understand and agree that: (a) subject to the provisions of this Agreement, the LIBOR Rate may apply simultaneously to different portions of the outstanding principal of the Loans; (b) the LIBOR Rate may apply simultaneously to various portions of the outstanding principal of the Loans for various Rate Periods; (c) the Rate Periods for the LIBOR Rate shall be either one (1), two (2) or three (3) months; (d) the LIBOR Rate applicable to any portion of the outstanding principal of the Loans may be different from the LIBOR Rate applicable to any other portion of the outstanding principal of the Loans; and (e) individual portions of the Loans accruing interest at the LIBOR Rate must be in amounts of at least Two Hundred Fifty Thousand Dollars ($250,000.00) each."

     15. Fall Back Rate. Section 5.7 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.7 Floating Rate Fall Back. After expiration of any Rate Period, any principal portion of the Loans corresponding to such Rate Period which has not been converted or renewed in accordance with the terms of this Agreement shall accrue interest automatically at the Floating Rate from the date of expiration of such Rate Period until paid in full, unless and until Borrowers request another interest rate in accordance with the terms of this Agreement."

     16. LIBOR Rate Unavailable. Section 5.14 of the Loan Agreement is amended to read, in its entirety, as follows:

          "5.14 LIBOR Rate Unascertainable or Unavailable. If, at any time, Agent shall determine (which determination shall be conclusive) that the LIBOR Rate is unavailable or adequate means for ascertaining the LIBOR Rate do not exist, Agent shall promptly notify Borrowers and Lenders of such determination. Upon such determination, the right of Borrowers to select, maintain and/or convert to the LIBOR Rate shall be suspended until notice from Agent to Borrowers and Lenders that the LIBOR Rate is again available or ascertainable and, until such time, the outstanding balance under the Loans shall accrue interest at the Floating Rate."

     17. Payments on Acquisition Credit Facility. Section 6.3 of the Loan Agreement is amended to read, in its entirety, as follows:

          "6.3 Principal and Interest Payments on the Acquisition Credit
     Facility.

               (a) During the Acquisition Credit Facility Advance Period, Borrowers will pay interest on that portion of the principal advanced under the Acquisition Credit Facility which has not previously been converted to an Acquisition Credit Facility Term Loan monthly, on the first day of each calendar month, commencing on the first day of the first calendar month following the initial advance thereunder and on the last day of each Rate Period, as applicable.

               (b) Borrowers shall repay the outstanding principal balance of any Acquisition Credit Facility Term Loan selected by Borrowers on or before May 1, 2002 in accordance with Section 3.3(c) above, in quarterly installments, each in an amount equal to the amount of such Acquisition Credit Facility Term Loan divided by twenty (20), plus accrued and unpaid interest on such Acquisition Credit Facility Term Loan to the date of such payment at the applicable rate set forth in
          Section 5.3(b) above. Such quarterly installments shall commence on the first day of the first calendar quarter following Borrowers' election of such Acquisition Credit Facility Term Loan.

               (c) Upon the expiration of the Acquisition Credit Facility Advance Period, Borrowers shall repay the remaining portion of the outstanding principal balance of the Acquisition Credit Facility which has not previously been converted to an Acquisition Credit Facility Term Loan in accordance with Section 3.3(c) above, in quarterly installments each in an amount equal to such remaining portion, divided by sixteen (16), plus accrued and unpaid interest on such Acquisition Credit Facility Term Loan to the date of such payment at the rate set forth in Section 5.3(b) above. Such quarterly installments shall commence on the first day of the first calendar quarter following the expiration of the Acquisition Credit Facility Advance Period.

               (d) On April 1, 2007, Borrowers shall pay in full the outstanding principal balance of the Acquisition Credit Facility (including, without limitation, any Acquisition Credit Facility Term Loan), together with all accrued and unpaid interest thereon and all other sums due in connection therewith."

     18. Payments on the Term Loan. Section 6.4 of the Loan Agreement is amended to read, in its entirety, as follows:

          "6.4 Principal and Interest Payment on the Term Loan.

               (a) Borrowers shall pay interest on the outstanding principal balance of the Term Loan on the first day of each calendar quarter, commencing on April 1, 1999.

               (b) Borrowers shall pay the outstanding principal balance under the Term Loan in quarterly installments on the first day of each calendar quarter, each in the following amounts:

                                    Dates                          Payments
                                    -----                          --------

                  7/1/2001; 10/1/2001; 1/1/2002 and 4/1/2002     $535,714.29
                  7/1/2002; 10/1/2002; 1/1/2003 and 4/1/2003     $535,714.29
                  7/1/2003; 10/1/2003; 1/1/2004 and 4/1/2004     $535,714.29
                  7/1/2004; 10/1/2004; 1/1/2005 and 4/1/2005     $535,714.29
                  7/1/2005; 10/1/2005; and 1/1/2006              $535,714.29

               (c) On April 1, 2006, Borrowers shall pay in full the outstanding principal balance of the Term Loan, together with all accrued and unpaid interest thereon and all other sums due in connection therewith."

     19. Excess Cash Flow Payments. Section 6.5 of the Loan Agreement is amended to read, in its entirety, as follows:

          "6.5 Excess Cash Flow Payments. In addition to all other payments required under the Loans, Borrowers shall pay to Agent for the pro rata benefit of Lenders an amount equal to fifty percent (50%) of the Excess Cash Flow for each fiscal year of Borrowers if the Leverage Ratio as of the close of such fiscal year is equal to or greater than 3.0 to 1.0, which amount shall be paid within sixty (60) days after the end of each such fiscal year, commencing with Borrowers' fiscal year ending June 30, 1999. Excess Cash Flow payments shall be applied first to payments due under the Term Loan, then to payments due under any Acquisition Credit Facility Term Loan, all in the inverse order of their maturity, with the balance, if any, applied to such other Lender Indebtedness as determined by Agent. Together with each such Excess Cash Flow payment, Borrowers shall deliver to Agent a calculation of such payment in such detail as Agent shall reasonably require or, in lieu thereof, Borrowers shall deliver to Agent, within sixty
     (60) days of the end of such fiscal year, Borrowers' determination as to why no such payment is due, all of which shall be certified as to accuracy by the chief financial officer of Borrowers."

     20. Letter of Credit Fees. Section 6.8 of the Loan Agreement is amended to read, in its entirety, as follows:

          "6.8 Letter of Credit Fees. In connection with each letter of credit issued under this Agreement, Borrowers shall pay to (a) Agent, for the pro rata benefit of Lenders, a per annum fee, payable quarterly in advance on the first Business Day of each calendar quarter, equal to the product obtained by multiplying (i) the face amount of all letters of credit outstanding on the first day of each calendar quarter and (ii) the LIBOR Rate Margin in effect as of such date; and (b) Agent, as Issuing Bank, a fronting fee in an amount equal to .25% per annum of the aggregate face amount of all letters of credit issued under this Agreement, payable quarterly in arrears on the first Business Day of each calendar quarter. Notwithstanding the foregoing, upon the occurrence of an Event of Default and the continuance thereof, such letter of credit fees will equal the product obtained by multiplying (i) the face amount of all letters of credit then outstanding and (ii) the highest applicable LIBOR Rate Margin. In addition, Borrowers shall pay such other fees and charges in connection with the negotiation or cancellation of each letter of credit as may be customarily charged by Issuing Bank. Such fees shall be computed on the basis of a year of three hundred sixty (360) days for the number of days actually elapsed."

     21. Usage Fee. Section 6.9 of the Loan Agreement is amended to read, in its entirety, as follows:

          "6.9 Usage Fee. Borrowers shall unconditionally pay to Agent for the pro rata benefit of Lenders a fee equal to the Applicable Percentage of the average daily unused portion of the Working Capital Credit Facilities and the Acquisition Credit Facility (which shall be calculated based on the maximum amount available under such Loans, taking into account any reductions of the Acquisition Credit Facility permitted under this Agreement, minus the average daily outstanding principal balance of cash advances under the Working Capital Credit Facilities and the Acquisition Credit Facility for such period, minus the average outstanding undrawn face amount of all letters of credit issued and outstanding under Working Capital Credit Facility A during such period), which fee shall be computed on a quarterly basis in arrears and shall be due and payable on the first day of each calendar quarter. Such fee shall be computed on the basis of a year of 360 days for the number of days actually elapsed."

     22. FINANCIAL COVENANTS. Article 10 of the Loan Agreements is amended to read, in its entirety, as follows:

          "10. FINANCIAL COVENANTS. Except with the prior written consent of the Required Lenders, Borrowers will comply with the following:

               10.1 Leverage Ratio. Borrowers shall maintain a Leverage Ratio of not greater than (a) 3.75 to 1.0 as of June 30, 2001 at all times thereafter through June 29, 2002, (b) 3.50 to 1.0 as of June 30, 2002 and at all times thereafter through June 29, 2003, (c) 3.25 to 1.0 as of June 30, 2003 and at all times thereafter through June 29, 2004, and (d) 3.00 to 1.00 as of June 30, 2004 and at all times thereafter.

               10.2 Interest Coverage Ratio. Borrowers shall maintain an Interest Coverage Ratio as of the end of each fiscal quarter, determined on a rolling four quarter basis, of not less than (a) 3.5 to 1.0 as of the end of each fiscal quarter through the fiscal quarter ending March 31, 2002; and (b) 4.0 to 1.0 as of the fiscal quarter ending June 30, 2002 and as of the end of each fiscal quarter thereafter.

               10.3 Fixed Charge Coverage Ratio. Borrowers shall maintain a Fixed Charge Coverage Ratio as of the end of each fiscal quarter, determined on a rolling four quarter basis, of not less than 1.1 to
          1.0 as of the fiscal quarter ending June 30, 2001 and as of the end of each fiscal quarter thereafter.

               10.4 Capital Expenditures. Borrowers shall not cause, suffer or permit their aggregate annual Capital Expenditures to exceed the following amounts for the applicable fiscal years of Borrower:

                   Fiscal Year Ending                          Amount
                   ------------------                          ------

                   June 30, 2001                            $16,000,000
                   June 30, 2002                            $18,000,000
                   June 30, 2003                            $20,000,000
                   June 30, 2004                            $22,000,000
                   June 30, 2005                            $24,000,000

          The foregoing covenant shall be on a non-cumulative basis as to any unused sums during any fiscal year.

               10.5 Adjusted Leverage Ratio. Borrower shall maintain an Adjusted Leverage Ratio as of the end of each fiscal quarter, determined on a rolling four quarter basis, of not greater than (a) 4.5 to 1.0 as of the fiscal quarter ending June 30, 2001 and as of each fiscal quarter thereafter through and including the fiscal quarter ending March 31, 2002, (b) 4.25 to 1.0 as of the fiscal quarter ending June 30, 2002 and as of each fiscal quarter thereafter through and including the fiscal quarter ending March 31, 2003, (c) 3.75 to 1.0 as of the fiscal quarter ending June 30, 2003 and as of each fiscal quarter thereafter through and including the fiscal quarter ending March 31, 2004, and
          (d) 3.5 to 1.0 as of the fiscal quarter ending June 30, 2004 and as of the end of each fiscal quarter thereafter.

               10.6 Acquisitions. In the event Lenders consent to an acquisition by Borrowers, or any of them, that constitutes a Permitted Acquisition under subsection (ii) of the defined term "Permitted Acquisition" and such acquisition would result in the failure by Borrowers to comply with any of the financial covenants in this Article 10, Lenders agree that as part of such consent, Lenders will amend such covenant or covenants so that Borrowers will be in compliance therewith after giving effect to such acquisition."

     23. Yield Protection. Borrowers shall hedge the floating interest expense of the Acquisition Credit Facility and the Term Loan by maintaining one or more interest rate swap transactions with the Agent or any Lender (or with another financial institution approved by Agent in writing) in an aggregate amount equal to (a) one hundred percent (100%) of the outstanding principal balance of the Term Loan and (b) a minimum of fifty percent (50%) of the aggregate outstanding principal balance of the Acquisition Credit Facility Term Loans, respectively, with the Borrowers making fixed rate payments and receiving floating rate payments to offset changes in the variable interest expense thereof, all upon terms and conditions as shall be acceptable to Agent. Borrowers shall enter into such hedge transactions (and if entered into with a Person other than Agent, deliver evidence thereof to Agent) (i) with respect to the Term Loan, on or before 90 days from the date hereof and (ii) with respect to the Acquisition Credit Facility, on or before the 90th day following the establishment of the applicable Acquisition Credit Facility Term Loan.

     24. Proceeds of Capital Raise. Nobel has informed Agent and the Lenders that it may desire to raise additional capital by issuing preferred equity securities (a "Capital Raising Event"). Nobel will give Lenders written notice of any Capital Raise Event and copies of all subscription and other disclosure materials in connection therewith. Nobel agrees that any additional capital raised as a result of a Capital Raising Event will be applied as Nobel elects to
(i) repay the outstanding principal balance and accrued interest thereon of the Acquisition Credit Facility, (ii) repay the outstanding principal balance and accrued interest thereon of the Working Capital Credit Facilities, and (iii) for general corporate purposes. Notwithstanding the foregoing, in the event that the Capital Raising Event raises in excess of $15,000,000 of additional capital, the utilization of any capital in excess of $15,000,000 will be mutually agreed to by Nobel, Agent and Lenders.

     25. Sale of Real Estate. Nobel has represented and warranted to Agent and the Lenders that it has undertaken and is diligently pursuing the sale of its properties situate at 108 Woodward Road, Manalapan, New Jersey (the "Manalapan Property") and 5821 W. Beverly Lane, Glendale, Arizona (the "Arizona Property"). Borrowers agree that the net proceeds received by Borrowers as a result of the consummation of the sale of the Manalapan Property or the Arizona Property will be delivered to Agent and will be applied to reduce the outstanding principal balance of the Acquisition Credit Facility.

     Notwithstanding anything contained in the Loan Agreement, this Amendment or the other Loan Documents to the contrary, Borrowers agree that Borrowers will not request and Lenders will not be obligated to make after the date hereof (i) any advance to Borrowers under the Acquisition Credit Facility, and (ii) any advance to Borrowers under the Working Capital Credit Facilities which advance will be applied by Borrowers to reduce the outstanding principal balance of the Acquisition Credit Facility.

     Notwithstanding the foregoing, Agent and Lenders agree that in the event that Borrowers reduce the outstanding principal balance of the Acquisition Credit Facility by applying certain proceeds realized by Borrowers or other income generated by Borrowers resulting from (i) the sale of the Manalapan Property or the Arizona Property, (ii) additional capital raised by Borrowers as a result of the issuance of preferred or common equity securities or subordinated indebtedness, or (iii) Excess Cash Flow not otherwise paid to Agent for the pro rata benefit of the Lenders in accordance with Section 6.5 of the Loan Agreement; Borrowers may request an advance under the Acquisition Credit Facility up to an aggregate amount of such reduction. In the event that Borrowers reduce the outstanding principal balance of the Acquisition Credit Facility by applying Excess Cash Flow, Borrowers agree that such payments will only be permitted within ninety (90) days after the end of each fiscal year of Borrowers commencing with the fiscal year ending June 30, 2001 and delivery to Agent of a calculation of such payments in such detail as Agent shall require. Agent and Lenders further agree that the limitations set forth in this Section 25 shall be null and void and of no further force or effect at such time as the sale of the Manalapan Property and the Arizona Property are consummated and the proceeds realized by Borrowers as a result of such sale are applied by Borrowers to reduce the outstanding principal balance of the Acquisition Credit Facility.

     26. Title Insurance. Within thirty (30) days of the date hereof, Borrowers covenant and agree to deliver to Agent, at no cost to Agent and in form and content acceptable to Agent, endorsements to the existing loan title insurance policies previously delivered to and in favor of Agent, which endorsements will
(i) evidence the "date-down" of such loan policies to the date hereof, and (ii) add the Amendments, Confirmations and Ratifications of Mortgages and Deeds of Trust referenced in Section 28(e) below to the insured estates under such loan policies.

     27. Stock Pledge. Nobel and Merryhill covenant and agree to execute and deliver to Agent, in form and content acceptable to Agent, stock pledge agreements evidencing the pledge of and grant of a security interest in certain stock of the other Borrowers held by Nobel and Merryhill, together with UCC-1 Financing Statements, blank stock powers and such other agreements the Agent may require.

     28. Documents to be Delivered. As a condition of closing the transactions contemplated under this Amendment, Borrowers shall deliver to Agent or Agent shall have received all of the following which must be in form and content acceptable to Agent in Agent's sole discretion:

          (a) This Amendment and all other documents collateral thereto, duly executed on behalf of Borrowers and all other parties thereto;

          (b) Amended and Restated Acquisition Credit Facility Notes and Amended and Restated Term Notes which shall be in the respective principal amounts of each Lenders' Pro Rata Share of the Acquisition Credit Facility and Term Loan, respectively;

          (c) An amended Schedule A to Loan Agreement evidencing the respective principal amounts of each Lenders' Pro Rata Share of the Loans;

          (d) An Amendment to Amended and Restated Securities Pledge Agreement executed by Nobel Learning Communities, Inc.;

          (e) Amendment, Confirmations and Ratifications of Mortgages and Deeds of Trust confirming that all obligations of Mortgagor (as defined therein) to Agent and Lenders under and in connection with the Loans;

          (f) Assignment and Acceptance Agreement fully executed by Commerce Bank, N.A.;

          (g) A certified copy of resolutions of Borrowers certified by their secretary as of the Closing Date, authorizing the transactions contemplated hereunder and the execution of documents on behalf of Borrowers by one or more their corporate officers; and

          (h) A current Good Standing Certificate for Nobel and Merryhill.

     29. Additional Documents. Nobel covenants and agrees to execute and deliver or cause to be executed and delivered to Agent any and all documents, agreements, corporate resolutions, certificates and opinions as Agent shall request in connection with the execution and delivery of this Amendment or any other documents in connection herewith.

     30. Further Agreements and Representations. Borrowers do hereby:

          (a) ratify, confirm and acknowledge that the Loan Agreement, as amended, and the other Loan Documents continue to be and are valid, binding and in full force and effect;

          (b) covenant and agree to perform all obligations of Borrowers contained herein and under the Loan Agreement, as amended, and the other Loan Documents;

          (c) acknowledge and agree that Borrowers have no defense, set-off, counterclaim or challenge against the payment of any sums owing under Loan Documents, the enforcement of any of the terms of the Loan Agreement, as amended, or the other Loan Documents;

          (d) represent and warrant that no Event of Default or event which with the giving of notice or passage of time or both would constitute such an Event of Default exists and all information described in the foregoing Background is true, accurate and complete;

          (e) acknowledge and agree that nothing contained herein and no actions taken pursuant to the terms hereof is intended to constitute a novation of the Loan Agreement or any of the other Loan Documents, and does not constitute a release, termination or waiver of any of the rights or remedies granted to Agent therein, which rights and remedies are hereby ratified, confirmed, extended and continued as security for the obligations of Borrowers to Agent under the Loan Agreement and the other Loan Documents, including, without limitation, this Amendment; and

          (f) acknowledge and agree that any Borrower's failure to comply with or perform any of its covenants, agreements or obligations contained in this Amendment shall constitute an Event of Default under the Loan Agreement and each of the Loan Documents.

     31. Costs and Expenses. Upon execution of this Amendment, Borrowers shall pay to Agent and each Lender, all costs and expenses incurred by Agent and such Lender in connection with the review, preparation and negotiation of this Amendment and all documents in connection therewith, including, without limitation, all of Agent's and such Lender's attorneys' fees and out-of-pocket expenses.

     32. Notices Notwithstanding anything to the contrary contained in Section
17.1 of the Loan Agreement, copies of all notices to Agent shall be forwarded to the following address:

                 White and Williams LLP
                 1800 One Liberty Place
                 Philadelphia, PA 19103-7395
                 Attention: Maulin S. Vidwans, Esquire

     33. Inconsistencies. To the extent of any inconsistency between the terms, conditions and provisions of this Amendment and the terms, conditions and provisions of the Loan Agreement or the other Loan Documents, the terms, conditions and provisions of this Amendment shall prevail. All terms, conditions and provisions of the Loan Agreement and the other Loan Documents not inconsistent herewith shall remain in full force and effect and are hereby ratified and confirmed by Borrowers.

     34. Construction. All references to the Loan Agreement therein or in any other Loan Documents shall be deemed to be a reference to the Loan Agreement as amended hereby.

     35. No Waiver. Nothing contained herein and no actions taken pursuant to the terms hereof are intended to nor shall they constitute a waiver by Agent of any rights or remedies available to Agent at law or in equity or as provided in the Loan Agreement or the other Loan Documents.

     36. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     37. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

     38. Headings. The headings of the sections of this Amendment are inserted for convenience only and shall not be deemed to constitute a part of this Amendment.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the date first above written.

                                       BORROWERS:

                                       NOBEL LEARNING COMMUNITIES, INC.


                                       By: /s/ William E. Bailey
                                           -------------------------------------
                                           William E. Bailey, Executive Vice
                                           President


                                       MERRYHILL SCHOOLS, INC.


                                       By: /s/ William E. Bailey
                                           -------------------------------------
                                           William E. Bailey, Executive Vice
                                           President


                                       NEDI, INC.

                                       By: /s/ S. Good
                                           -------------------------------------
                                           S. Good, President


                                       MERRYHILL SCHOOLS NEVADA, INC.

                                       By: /s/ John R. Frock
                                           -------------------------------------
                                           John R. Frock, Treasurer


                                       HOUSTON LEARNING ACADEMY,  INC.

                                       By: /s/ John R. Frock
                                           -------------------------------------
                                           John R. Frock, Vice President


                                       PALADIN ACADEMY, L.L.C.

                                       By: /s/ John R. Frock
                                           -------------------------------------
                                           John R. Frock, Vice President


                    (SIGNATURES CONTINUED ON FOLLOWING PAGE)

                                       NOBEL SCHOOL MANAGEMENT SERVICES, INC.


                                       By: /s/ William E. Bailey
                                           -------------------------------------
                                           William E. Bailey, Treasurer


                                       NOBEL LEARNING TECHNOLOGIES, INC.


                                       By: /s/ William E. Bailey
                                           -------------------------------------
                                           William E. Bailey, Treasurer


                                       NOBEL EDUCATION DYNAMICS FLORIDA, INC.


                                       By: /s/ William E. Bailey
                                           -------------------------------------
                                           William E. Bailey, Vice President


                                       THE ACTIVITIES CLUB, INC.


                                       By: /s/ John R. Frock
                                           -------------------------------------
                                           John R. Frock, President


                                       AGENT:

                                       FLEET NATIONAL BANK, as successor by
                                       merger to Summit Bank, as Agent


                                       By: /s/ James V. Nixon
                                           -------------------------------------
                                           James V. Nixon, Senior Vice President


                    (SIGNATURES CONTINUED ON FOLLOWING PAGE)

                                       LENDERS:


                                       FLEET NATIONAL BANK, as successor by
                                       merger to Summit Bank


                                       By: /s/ James V. Nixon
                                           -------------------------------------
                                           James V. Nixon, Senior Vice President


                                       COMMERCE BANK, N.A.


                                       By: /s/ Peter Davis
                                           -------------------------------------
                                       Name/Title: Peter Davis, Senior Vice
                                                   President
                                                   -----------------------------